February 25, 2010

Mail Stop 3010

Mr. Jonathan Z. Cohen
Chief Executive Officer
Resource America, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource America, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 14, 2009**
> **File No. 000-04408**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1A. Risk Factors

Risks Related to Our Business Generally, page 10

1. In future filings, please add a separate risk factor to address reductions in your credit facilities, per your disclosure under the Credit Facilities subheading

beginning on page 8, and the corresponding impact that such reductions may have on your ongoing operations. Please tell us how you intend to comply.

Declines in the market values of our investments…, page 10

2.   We note your reference in this subcaption to the impact that market value declines may have on your ability to make distributions; however, we were unable to locate disclosure in this section regarding the impact upon the company's current or future ability to make distribution payments. In future filings, please revise to discuss this impact. Also tell us how you intend to comply.

Part II.

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 16

3.   Please revise your disclosure in future filings, as applicable, to describe any limitations in your credit facilities that restrict your ability to make fund dividend payments in accordance with Item 201(c)(1) of Regulation S-K. To the extent you believe the limitations are not material, please tell us.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

4.   We note your disclosure beginning on page 10 in the Risk Factor section and throughout your filing regarding the impact that adverse economic market conditions have had on your operating results. We further note your disclosure on page 11 regarding the complexities of asset management under current market conditions and your disclosure elsewhere in the filing regarding your debt maturities. Please tell us what specific impact, if any, current trends and recent events, including those in the real estate and credit markets, have had on your financial condition and results of operations. Confirm that you will provide similar disclosure in future filings.

5.   We note from a risk factor on page 13 that sponsorship of new CDOs was impracticable in fiscal 2009 and likely will continue to be impracticable in fiscal 2010. Please discuss this trend in the MD&A, including the anticipated impact on your operations. Refer to Item 303(A)(3)(ii) of Regulation S-K and FR-72.

Results of Operations: Commercial Finance, page 20

Revenues – Fiscal 2009 Compared to Fiscal 2008, page 22

6.   You indicate that the significant decrease in finance revenues as a result of the deconsolidation of LCFF is partially offset by ongoing asset management fees, but the increase in fees related to LCFF assets does not appear to be addressed elsewhere in your comparison analysis. To the extent that you anticipate increased management fees to offset your loss of revenue from the deconsolidation of LCFF, please discuss this and the related amounts.

Liquidity and Capital Resources, page 36

7.   We note that your declared dividends exceeded net cash from operating activities in the fiscal year ended September 30, 2009. Please tell us the sources of such payments and confirm that you will include similar disclosure in future filings.

8.   We note your disclosure beginning on page 8 regarding the maturation of certain of your material debt obligations. We also note your disclosure on page 7 and throughout your filing regarding the disruptions in the credit markets and unavailability of financing. In this section, you indicate that you intend to adjust your operations as needed to satisfy your short and long term liquidity needs. In light of the approaching expiration terms of your material agreements, in future filings, please expand your disclosure to discuss in greater detail the impact on your business if you are unable to renew, extend or refinance your borrowings or unable to raise funds at anticipated levels in order to meet your contractual obligations or liquidity requirements. Please also expand your disclosure in future filings to discuss alternatives for satisfying your capital needs and commitments. Please tell us how you expect to expand your disclosure accordingly in future filings. Please refer to Item 303(a)(1) of Regulation S-K. We may have further comments.

9.   We note from a risk factor on page 10 that the availability of financing for your financial fund management operations has been largely halted. Please discuss the anticipated effects of this lack of liquidity on the operations of your financial fund management segment in future filings and in your response to us.

10.   We note that as of September 30, 2009 you had unrestricted cash of $26.2 million, no availability on your revolving credit facilities at TD Bank and Sovereign Bank and $136.5 million outstanding on your line of credit at PNC Bank due January 29, 2010. We also note that an amendment to the LEAF facility with PNC in the first quarter of fiscal 2010 further reduced your borrowing capacity. Please tell us and disclose the terms of this amendment including the amount of the revised borrowing capacity. With a view toward disclosure in future filings, please also

describe management's plans to repay existing debt with maturities of less than twelve months in the absence of in-place financing as of the date of your filing and negative cash flows from operations in 2009.

Consolidated Statements of Operations, page 48

11.   Please revise in future filings to present "net impairment losses recognized in earnings" consistently for each period.

Note 2 – Summary of Significant Accounting Policies, page 52

Deconsolidation of Entities, page 53

12.   We note that in March of 2009 two of LEAF's investment partnerships formed a joint venture which acquired a portion of LEAF's interest in LCFF. In addition, we note that as a result of the transaction LCFF was determined to be a VIE and the primary beneficiary was determined to be the joint venture thus resulting in the deconsolidation of LCFF. With a view toward expanded disclosure, please clarify the following:
- the business reasons for the transaction
- the form and amount of consideration received for LCFF
- the percentage of LCFF sold versus the amount and character of retained ownership interests
- the reason no gain or loss was recognized on the transaction
- a description of the continuing involvement the company has with LCFF

Investments in Unconsolidated Entities, page 53

13.   Please clarify your basis for accounting for general partnership interests under the equity method of accounting, citing relevant rights of the limited partners.

Note 3 – Supplemental Cash Flow Information, page 63

14.   Please clarify why assets are shown as increasing as a result of the deconsolidation.

Note 7 – Investment Securities Available-For-Sale, page 68

15.   We note that you consider unrealized losses on investment securities to be temporary. However, it appears that these securities have been in a loss position for over two years and the fair value is less than half of their original cost basis. We also note that you say you have the intent and ability to hold these investments until they are fully recovered. However, you made the same

representation in your 2008 10-K then subsequently sold your shares of TBBK at a realized loss. Please clarify how you determined that your investments in securities available for sale were not other than temporarily impaired. Specifically discuss how you considered your current liquidity position in the determination that you did not intend to or would not be required to sell the securities.

Note 8 – Investments in Unconsolidated Entities, page 69

16.   We note that you are entitled to incentive distributions in four of the Trapeza partnerships you manage and that you are subject to a potential clawback to the extent that such distributions exceed cumulative net profits. Please clarify to us and in future filings how you account for incentive fees earned in interim periods prior to the end of the measurement period specified in the partnership agreements. Refer to ASC 605-20-S99-1.

Note 9 – Variable Interest Entities, page 69

17.   We note from the information in footnote 2 that a portion of the company's investment in LCFF was retained and that LCFF was determined to be a VIE in March of 2009 with the joint venture being the primary beneficiary. Please describe the basis for that determination and tell us how the company evaluated the need to provide the disclosures related to its remaining investment in the VIE under ASC 810-10-50.

Note 12 – Borrowings, page 71

18.   Please discuss the extent to which your current credit facilities have covenants which, in the case of a decrease in value of specified assets, may lead to margin calls or the requirement to deposit additional assets with the lender. If covenants such as these do exist on your outstanding credit facilities, please disclose the terms of the agreements in future filings.

Note 20 – Fair Value of Financial Instruments, page 87

19.   Please clarify your basis for recording receivables from managed entities at fair value, citing relevant accounting literature.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant